SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

51, Sogong-ro,

Jung-gu, Seoul, 04632 Korea

March 7, 2019

To Shareholders:

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of Woori Bank (the “Company”) will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Tae Seung Sohn President and CEO Woori Bank 51, Sogong-ro, Jung-gu Seoul 04632, Korea

Description

1. Date and Time	March 27, 2019; 10 A.M. (Local time)

2. Venue	Synergy Hall, 5th floor, Woori Bank, 51, Sogong-ro, Jung-gu, Seoul, Korea

3. Agenda

1.  Approval of financial statements for the fiscal year 2018

2.  Appointment of standing director

- Candidate for standing director : Jung-Sik Oh

3.  Appointment of audit committee member who is not an outside director

- Candidate for audit committee member who is not an outside director : Jung-Sik Oh

4.  Approval of the maximum limit on directors’ compensation

Reference Document for the Exercise of Voting Rights

1.	Approval of financial statements for the fiscal year 2018

Please refer to Appendix A.

The consolidated and separate financial statements in Appendix A have not yet been audited and are subject to change. For the audited financial statements, please refer to the Audit Reports to be furnished to the U.S. Securities and Exchange Commission as an exhibit to the Form 6-K.

2.	Appointment of standing director

Name (Date of Birth)	Experience	Nominated by	Relationship with the Majority Shareholder	Transactions with the Company within the past three years	Term
Jung-Sik Oh (Jul. 17, 1956)	– Current) Standing Director, Woori Bank - CEO, KB Capital - Executive Vice President, Head of Commercial Business, Citibank	Officer Candidate Recommendation Committee	None	None	Note 1)

*	Note 1)

From the time of appointment at the AGM held in Mar. 2019 to the end of the AGM held in Mar. 2020

3.	Appointment of audit committee member who is not an outside director

Name (Date of Birth)	Experience	Nominated by	Relationship with the Majority Shareholder	Transactions with the Company within the past three years	Term
Jung-Sik Oh (Jul. 17, 1956)	– Current) Standing Director, Woori Bank - CEO, KB Capital - Executive Vice President, Head of Commercial Business, Citibank	Officer Candidate Recommendation Committee	None	None	Note 1)

*	Note 1)

From the time of appointment at the AGM held in Mar. 2019 to the end of the AGM held in Mar. 2020

4.	Approval of directors’ compensation limit

Item	2018	2019
Number of Directors (Number of Outside Directors)	8 (5)	8 (5)

Compensation Limit	3.2 billion won	3.2 billion won

*	Allocation within the total compensation limit delegated to the board of directors (Board Compensation Committee).

Appendix A. Financial Statements for FY2018

For further information, please refer to the Audit Reports to be furnished to the U.S. Securities and Exchange Commission as an exhibit to the Form 6-K. The Audit Reports will be available on the U.S. Securities and Exchange Commission website at www.sec.gov.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2017

	December 31, 2018 (*)	December 31, 2017 (*)
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	6,712,623	6,908,286
Financial assets at fair value through profit or loss (“FVTPL”) (K-IFRS 1109) (Notes 4, 7, 11, 12, 18 and 26)	6,126,183	—
Financial assets at FVTPL (K-IFRS 1039) (Notes 4, 7, 11, 12, 18 and 26)	—	5,843,077
Financial assets at financial assets at fair value through other comprehensive income(“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	18,063,423	—
Available-for-sale (“AFS”) financial assets (Notes 4,8,11,12 and 18)	—	15,352,950
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	22,932,559	—
Held to maturity (“HTM”) financial assets (Notes 4, 9, 11, 12 and 18)	—	16,749,296
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	282,448,315	—
Loans and receivables (Notes 4,10,11,12,18 and 45)	—	267,106,204
Investments in joint ventures and associates (Note 13)	361,427	417,051
Investment properties (Note 14)	378,069	371,301
Premises and equipment (Notes 15 and 18)	2,441,141	2,477,545
Intangible assets and goodwill (Note 16)	587,255	518,599
Assets held for sale (Note 17)	93,502	48,624
Current tax assets (Note 42)	20,488	4,722
Deferred tax assets (Note 42)	49,863	280,130
Derivative assets (Designated for hedging) (Notes 4,11,12 and 26)	35,503	59,272
Other assets (Notes 19 and 45)	196,832	158,404

Total assets	340,447,183	316,295,461

LIABILITIES
Financial liabilities at FVTPL (K-IFRS 1109) (Notes 4, 11, 12, 20 and 26)	2,282,686	—
Financial liabilities at FVTPL (K-IFRS 1039) (Notes 4, 11, 12, 20 and 26)	—	3,427,909
Deposits due to customers (Notes 4,11,21 and 45)	248,690,939	234,695,084
Borrowings (Notes 4, 11, 12 and 22)	16,202,986	14,784,706
Debentures (Notes 4, 11 and 22)	28,725,862	27,869,651
Provisions (Notes 23, 44 and 45)	389,862	410,470
Net defined benefit liability (Note 24)	138,682	43,264
Liabilities of a disposal group classified as held for sale (Note 17)	72,660	—
Current tax liabilities (Note 42)	156,559	232,600
Deferred tax liabilities (Note 42)	18,156	22,681
Derivative liabilities (Designated for hedging) (Notes 4,11,12 and 26)	51,409	67,754
Other financial liabilities (Notes 4,11,12, 25 and 45)	21,426,064	13,892,461
Other liabilities (Notes 25 and 45)	338,274	283,981

Total liabilities	318,494,139	295,730,561

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2017 (CONTINUED)

	December 31, 2018 (*)	December 31, 2017 (*)
	(Korean Won in millions)
EQUITY
Owners’ equity:	21,739,931	20,365,892
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,161,963	3,017,888
Capital surplus (Note 28)	285,889	285,880
Other equity (Note 30)	(2,213,970)	(1,939,274)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of December 31, 2018 and 2017 is 2,578,457 million Won and 2,438,191 million Won, respectively
Regulatory reserve for credit loss to be reversed (reserved) as of December 31, 2018 and 2017 is 222,211 million Won and (-)140,266 million Won, respectively
Planned provision reversed(reserved) of regulatory reserve for credit loss as of December 31, 2018 and 2017 is 222,211 million Won and (-)140,266 million Won, respectively	17,124,657	15,620,006
Non-controlling interests	213,113	199,008

Total equity	21,953,044	20,564,900

Total liabilities and equity	340,447,183	316,295,461

(*)

The consolidated statements of financial position as of December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated statements of financial position as of December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018(*)	2017(*)
	(Korean won in millions, except for per share data)
Interest income	9,684,499	8,550,687
Financial assets at FVTPL (K-IFRS 1109)	54,243	—
Financial assets at FVTOCI	280,371	—
Financial assets at amortized cost	9,349,885	—
Financial assets at FVTPL (K-IFRS 1039)	—	53,348
AFS financial assets	—	239,030
HTM financial assets	—	307,965
Loans and receivables	—	7,950,344
Interest expense	(4,033,548)	(3,330,037)

Net interest income (Notes 34 and 45)	5,650,951	5,220,650

Fees and commissions income	1,680,764	2,069,198
Fees and commissions expense	(610,790)	(998,732)

Net fees and commissions income (Notes 35 and 45)	1,069,974	1,070,466

Dividend income (Notes 36 and 45)	90,552	124,992
Net gain on financial instruments at FVTPL (K-IFRS 1109) (Notes 11, 37 and 45)	214,443	—
Net loss on financial instruments at FVTPL (K-IFRS 1039) (Notes 11, 37 and 45)	—	(104,827)
Net gain on financial assets at FVTOCI (Notes 11 and 38)	2,047	—
Net gain on AFS financial assets (Notes 11 and 38)	—	192,708
Net gain on disposals of financial assets at amortized cost	79,532	—
Net gain on disposals of securities at amortized cost	431	—
Net gain on disposals of loans and other financial assets at amortized cost	79,101	—
Impairment losses due to credit loss (Notes 39 and 45)	(329,574)	(785,133)
General and administrative expenses (Notes 40 and 45)	(3,624,033)	(3,530,801)
Other net operating expenses (Notes 40 and 45)	(394,591)	(31,313)

Operating income	2,759,301	2,156,742

Share of gain(loss) on subsidiaries and associates (Note 13)	3,019	(101,514)
Net other non-operating income(expense)	42,552	(105,722)

Non-operating income(expense) (Note 41)	45,571	(207,236)

Net income before income tax expense	2,804,872	1,949,506

Income tax expense (Note 42)	(753,223)	(419,418)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017 (CONTINUED)

	2018(*)	2017(*)
	(Korean won in millions, except for per share data)
Net income
(Net income after the provision for regulatory reserve for credit loss for the years ended December 31, 2018 and 2017, is 2,010,774 million won and 1,389,822 million won, respectively) (Note 32)	2,051,649	1,530,088

Net loss on valuation of equity securities at FVTOCI	(30,855)	—
Net gain(loss) on valuation of financial liabilities designated as at FVTPL due to own credit risk	100	—
Items out of share of other comprehensive gain of joint ventures and associates that will not be reclassified to profit or loss	—	(2,993)
Remeasurement of the net defined benefit liability	(71,432)	10,497
Net loss on valuation of assets held for sale	(13,197)	—

Items that will not be reclassified to profit or loss	(115,384)	7,504
Net gain on valuation of debt securities at FVTOCI	33,360	—
Net loss on valuation of AFS financial assets	—	(84,498)
Share of other comprehensive gain of joint ventures and associates	2,958	3,605
Net loss on foreign currency translation of foreign operations	(4,379)	(208,329)
Net gain (loss) on valuation of cash flow hedge	(4,646)	777
Net gain (loss) on valuation of assets held for sale	(4,145)	4,145

Items that may be reclassified to profit or loss	23,148	(284,300)

Other comprehensive loss, net of tax	(92,236)	(276,796)

Total comprehensive income	1,959,413	1,253,292

Net income attributable to:
Net income attributable to owners	2,033,182	1,512,148
Net income attributable to non-controlling interests	18,467	17,940

Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,943,885	1,249,057
Comprehensive income attributable to non-controlling interests	15,528	4,235

Basic and diluted earnings per share (In Korean Won) (Note 43)	2,796	1,999

(*)

The consolidated statements of comprehensive income for the year ended December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated statements of comprehensive income for the year ended December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owner’s equity	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2017	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953
Net income	—	—	—	—	1,512,148	1,512,148	17,940	1,530,088
Dividends to common stocks	—	—	—	—	(336,636)	(336,636)	(1,554)	(338,190)
Capital increase of subsidiaries	—	—	(451)	—	—	(451)	36,534	36,083
Net gain (loss) on valuation of available-for-sale financial assets	—	—	—	(85,051)	—	(85,051)	553	(84,498)
Changes in equity of joint ventures and associates	—	—	—	612	—	612	—	612
Loss on foreign currency translation of foreign operations	—	—	—	(194,347)	—	(194,347)	(13,982)	(208,329)
Gain on valuation of cash flow hedge	—	—	—	777	—	777	—	777
Remeasurement gain (loss) related to defined benefit plan	—	—	—	10,773	—	10,773	(276)	10,497
Equity related to assets held for sale	—	—	—	4,145	—	4,145	—	4,145
Dividends to hybrid securities	—	—	—	—	(167,072)	(167,072)	—	(167,072)
Issuance of hybrid securities	—	559,565	—	—	—	559,565	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)	—	(1,324,731)

December 31, 2017 (*)	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900

January 1, 2018	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900
Cumulative effect of change in accounting policy (Note 2)	—	—	—	(392,176)	177,091	(215,085)	723	(214,362)
Adjusted balance, beginning of period	3,381,392	3,017,888	285,880	(2,331,450)	15,797,097	20,150,807	199,731	20,350,538

Net income	—	—	—	—	2,033,182	2,033,182	18,467	2,051,649
Dividends to common stocks	—	—	—	—	(336,636)	(336,636)	(2,128)	(338,764)
Capital decrease of subsidiaries	—	—	9	—	—	9	(18)	(9)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	100	—	100	—	100
Changes in other comprehensive income due to redemption of financial liabilities designated as at FVTPL	—	—	—	(4)	4	—	—	—
Net gain (loss) on valuation of financial assets at FVTOCI	—	—	—	2,733	—	2,733	(228)	2,505
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	(1,009)	1,009	—	—	—
Share of other comprehensive gain of joint ventures and associates	—	—	—	2,958	(10,647)	(7,689)	—	(7,689)
Loss on foreign currency translation of foreign operations	—	—	—	(1,929)	—	(1,929)	(2,450)	(4,379)
Loss on valuation of cash flow hedge	—	—	—	(4,646)	—	(4,646)	—	(4,646)
Remeasurement loss related to defined benefit plan	—	—	—	(71,171)	—	(71,171)	(261)	(71,432)
Net loss on disposal of assets held for sale	—	—	—	(17,342)	—	(17,342)	—	(17,342)
Dividends to hybrid securities	—	—	—	—	(151,194)	(151,194)	—	(151,194)
Issuance of hybrid securities	—	398,707	—	—	—	398,707	—	398,707
Redemption of hybrid securities	—	(254,632)	—	(368)	—	(255,000)	—	(255,000)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—	—	—

December 31, 2018 (*)	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044

(*)

The consolidated statements of changes in equity for the year ended December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated statements of changes in equity for the year ended December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	For the years ended December 31
	2018 (*)	2017 (*)
	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,051,649	1,530,088
Adjustments to net income:
Income tax expense	753,223	419,418
Interest income	(9,684,499)	(8,550,687)
Interest expense	4,033,548	3,330,037
Dividend income	(90,552)	(124,992)

	(4,988,280)	(4,926,224)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	329,574	785,133
Loss on valuation of financial instruments at fair value through profit or loss	—	15,267
Loss on financial assets at FVTOCI	1,053	—
Share of losses of investments in joint ventures and associates	22,772	185,020
Loss on disposal of investments in joint ventures and associates	2,931	38,713
Loss on transaction and valuation of derivatives (hedging)	36,483	109,569
Loss on hedged items (fair value hedge)	17,299	—
Loss on provision	28,350	107,028
Retirement benefits	142,712	142,902
Depreciation and amortization	272,550	235,795
Loss on disposal of premises and equipment, intangible assets and other assets	1,160	9,994
Impairment loss on premises and equipment, intangible assets and other assets	87	390

	854,971	1,629,811

Deductions of income not involving cash inflows:
Gain on valuation of financial assets at FVTPL (K-IFRS 1109)	215,711	—
Gain on redemption of debentures	1,597	—
Gain on financial assets at FVTOCI	3,100	—
Gain on AFS financial assets	—	192,708
Gain on disposal of securities at amortized cost	431	—
Gain on valuation of investments in joint ventures and associates	25,791	83,506
Gain on disposal of investments in joint ventures and associates	50,511	39,932
Gain on transaction and valuation of derivatives (Designated for hedging)	35,810	122
Gain on hedged items (fair value hedge)	42,797	53,532
Reversal on provisions	2,014	2,567
Gain on disposal of premises and equipment, intangible assets and other assets	30,278	5,028
Reversal of impairment loss on premises and equipment, intangible assets and other assets	761	666

	408,801	378,061

Changes in operating assets and liabilities:
Financial assets at FVTPL (K-IFRS 1109)	670,872	—
Financial instruments at fair value through profit or loss (K-IFRS 1039)	—	(583,068)
Loans and other financial assets at amortized cost	(15,754,102)	—
Loans and receivables	—	(9,647,563)
Other assets	32,328	35,953
Deposits due to customers	13,995,747	13,634,873
Provisions	(11,920)	(122,711)
Net defined benefit liability	(135,313)	(46,789)
Other financial liabilities	7,411,753	(7,966,786)
Other liabilities	89,399	(27,550)

	6,298,764	(4,723,641)

Cash received from (paid for) operating activities:
Interest income received	9,617,307	8,570,715
Interest expense paid	(3,847,411)	(3,404,608)
Dividends received	90,651	127,343
Income tax paid	(544,058)	(404,428)

	5,316,489	4,889,022

Net cash provided by(used in) operating activities	9,124,792	(1,979,005)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017 (CONTINUED)

	For the years ended December 31
	2018 (*)	2017 (*)
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial assets at FVTPL (K-IFRS 1109)	11,919,335	—
Disposal of financial assets at FVTOCI	9,146,307	—
Disposal of AFS financial assets	—	24,912,752
Redemption of securities at amortized cost	9,426,757
Redemption of HTM financial assets	—	8,587,092
Disposal of investments in joint ventures and associates	57,300	70,180
Disposal of subsidiaries	—	203
Disposal of investment properties	3,512	418
Disposal of premises and equipment	5,545	7,428
Disposal of intangible assets	9,199	1,188
Disposal of assets held for sale	74,482	24,808

	30,642,437	33,604,069

Cash out-flows from investing activities:
Net cash in-flows of business combination	134,967	—
Acquisition of financial assets at FVTPL (K-IFRS 1109)	12,322,160	—
Acquisition of financial assets at FVTOCI	13,275,429	—
Acquisition of AFS financial assets	—	19,674,346
Acquisition of securities at amortized cost	15,622,847	—
Acquisition of HTM financial assets	—	11,521,065
Acquisition of investments in joint ventures and associates	48,272	143,161
Acquisition of investment properties	15,195	9,872
Acquisition of premises and equipment	118,668	162,245
Acquisition of intangible assets	176,067	195,929
Cash out-flow related to derivatives designated for hedging	—	13,742

	41,713,605	31,720,360

Net cash provided by(used in) investing activities	(11,071,168)	1,883,709

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	9,606,126	9,057,999
Issuance of debentures	21,505,849	18,438,221
Issuance of hybrid securities	398,707	559,565
Capital increase of subsidiaries	—	35,841

	31,510,682	28,091,626

Cash out-flows from financing activities:
Repayment of borrowings	8,349,005	12,692,883
Repayment of debentures	20,903,518	13,620,520
Payment of dividends to common stocks	336,636	336,636
Dividends paid on hybrid securities	147,625	177,730
Redemption of hybrid securities	255,000	1,323,400
Dividends paid on non-controlling interests	2,128	1,554

	29,993,912	28,152,723

Net cash provided by(used in) financing activities	1,516,770	(61,097)

Net decrease in cash and cash equivalents	(429,606)	(156,393)
Cash and cash equivalents, beginning of the period	6,908,286	7,591,324
Effects of exchange rate changes on cash and cash equivalents	233,943	(526,645)

Cash and cash equivalents, end of the period (Note 6)	6,712,623	6,908,286

(*)

The consolidated statements of cash flows for the year ended December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated statements of cash flows for the year ended December 31, 2017 was not retrospectively restated to apply K-IFRS 1109.

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2017

	December 31, 2018(*)	December 31, 2017(*)
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 6 and 45)	5,723,801	5,328,960
Financial assets at fair value through profit or loss (“FVTPL”) (K-IFRS 1109) (Notes 4, 7, 11, 12, 18, 26 and 45)	3,877,858	—
Financial assets at FVTPL (K-IFRS 1039) (Notes 4, 7, 11, 12, 18, 26 and 45)	—	4,133,724
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	17,040,674	—
Available for sale (“AFS”) financial assets (Notes 4, 8, 11, 12 and 18)	—	14,186,704
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	22,802,050	—
Held to maturity (“HTM”) financial assets (Notes 4, 9, 11, 12 and 18)	—	16,638,727
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	260,350,949	—
Loans and receivables (Notes 4, 10, 11, 12, 18 and 45)	—	248,810,624
Investments in subsidiaries and associates (Note 13)	4,193,775	4,148,795
Investment properties (Note 14)	367,117	350,235
Premises and equipment (Note 15)	2,350,342	2,374,590
Intangible assets (Note 16)	353,167	303,325
Assets held for sale (Note 17)	143,288	46,183
Deferred tax assets (Note 42)	7,360	238,543
Derivative assets (Held for hedging) (Notes 4, 11, 12 and 26)	35,503	59,272
Other assets (Notes 19 and 45)	149,995	117,889

Total assets	317,392,879	296,737,571

LIABILITIES
Financial liabilities at FVTPL (K-IFRS 1109) (Notes 4, 11 12, 20, 26 and 45)	2,279,373	—
Financial liabilities at FVTPL (K-IFRS 1039) (Notes 4, 11, 12, 20, 26 and 45)	—	3,416,978
Deposits due to customers (Notes 4, 11, 21 and 45)	237,426,765	224,384,156
Borrowings (Notes 4, 11, 12 and 22)	14,081,092	13,662,984
Debentures (Notes 4, 11 and 22)	21,666,331	21,707,466
Provisions (Notes 23, 44 and 45)	283,501	368,027
Net defined benefit liability (Note 24)	136,163	14,284
Liabilities of a disposal group classified as held for sale	72,361	—
Current tax liabilities (Note 42)	110,127	212,376
Derivative liabilities (Held for hedging) (Notes 4, 11, 12 and 26)	17,654	12,103
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	20,097,011	13,029,421
Other liabilities (Notes 25 and 45)	173,501	135,686

Total liabilities	296,343,879	276,943,481

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2017 (CONTINUED)

	December 31, 2018(*)	December 31, 2017(*)
	(Korean Won in millions)
EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,161,963	3,017,888
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	(386,840)	(135,282)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of December 31, 2018 and 2017 is 2,091,721 million Won and 2,017,342 million Won, respectively
Regulatory reserve for credit loss to be reversed (reserved) as of December 31, 2018 and 2017 is 202,905 million Won and (-) 74,379 million Won, respectively
Planned provision reversed (reserved) of regulatory reserve for credit loss as of December 31, 2018 and 2017 is 202,905 million Won and (-) 74,379 million Won, respectively)	14,622,952	13,260,559

Total equity	21,049,000	19,794,090

Total liabilities and equity	317,392,879	296,737,571

(*)

The separate statement of financial position as of December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate statement of financial position as of December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018(*)	2017(*)
	(Korean won in millions, except for per share data)
Interest income	8,331,967	7,385,721
Financial assets at FVTPL (K-IFRS 1109)	6,047
Financial assets at FVTOCI	256,995
Financial assets at amortized cost	8,068,925
Financial assets at FVTPL (K-IFRS 1039)		17,735
AFS financial assets		205,594
HTM financial assets		303,348
Loans and receivables		6,855,044
Interest expense	(3,604,249)	(2,995,118)

Net interest income (Notes 34 and 45)	4,727,718	4,390,603

Fees and commissions income	1,151,201	1,072,838
Fees and commissions expense	(148,554)	(141,817)

Net fees and commissions income (Notes 35 and 45)	1,002,647	931,021

Dividend income (Notes 36 and 45)	75,986	125,599
Net gain on financial instruments at FVTPL (K-IFRS 1109) (Notes 11, 37 and 45)	204,649	—
Net loss on financial instruments at FVTPL (K-IFRS 1039) (Notes 11, 37 and 45)	—	(96,983)
Net gain on financial assets at FVTOCI (K-IFRS 1109) (Notes 11 and 38)	1,333	—
Net gain on AFS financial assets (Notes 11 and 38)	—	135,003
Net gain on financial assets at amortized cost	44,166	—
Net gain on disposals of securities at amortized cost	431	—
Net gain on disposals of loans and other financial assets at amortized cost	43,735	—
Impairment losses due to credit loss (Notes 39 and 45)	(58,823)	(553,204)
General and administrative expenses (Notes 40 and 45)	(3,189,336)	(3,128,725)
Other net operating expenses (Notes 40 and 45)	(392,649)	(12,756)

Operating income	2,415,691	1,790,558

Share of losses on subsidiaries and associates (Note 13)	(241)	(133,948)
Net other non-operating income(expense)	70,181	(36,388)

Non-operating income(expense) (Note 41)	69,940	(170,336)

Net income before income tax expense	2,485,631	1,620,222

Income tax expense (Note 42)	(674,727)	(344,110)

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018(*)	2017(*)
	(Korean won in millions, except for per share data)
Net income
(Net income after the provision for regulatory reserve for credit loss for the years ended December 31, 2018 and 2017, is 1,819,532 million won and 1,201,733 million won, respectively) (Note 32)	1,810,904	1,276,112

Net loss on valuation of equity securities at FVTOCI	(29,290)	—
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	100	—
Remeasurement of the net defined benefit liability	(79,639)	16,566
Items that will not be reclassified to profit or loss	(108,829)	16,566

Net gain on valuation of debt securities at FVTOCI	36,085	—
Net loss on valuation of AFS financial assets	—	(48,139)
Net gain (loss) on foreign currencies translation of foreign operations	7,882	(34,093)
Items that may be reclassified to profit or loss	43,967	(82,232)

Other comprehensive loss, net of tax	(64,682)	(65,666)

Total comprehensive income	1,746,042	1,210,446

Net income per share (Note 43)

Basic and diluted earnings per common share (in Korean Won)	2,466	1,648

(*)

The separate statement of comprehensive income for year ended December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate statement of comprehensive income for the year ended December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2017	3,381,392	3,574,896	269,533	138,542	12,488,155	19,852,518
Net income	—	—	—	—	1,276,112	1,276,112
Dividends on common stocks	—	—	—	—	(336,636)	(336,636)
Loss on valuation of available-for-sale financial assets	—	—	—	(48,139)	—	(48,139)
Loss on foreign currency translation of foreign operations	—	—	—	(34,093)	—	(34,093)
Remeasurement gain related to defined benefit plan	—	—	—	16,566	—	16,566
Dividends to hybrid securities	—	—	—	—	(167,072)	(167,072)
Issuance of hybrid securities	—	559,565	—	—	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)

December 31, 2017(*)	3,381,392	3,017,888	269,533	(135,282)	13,260,559	19,794,090

January 1, 2018	3,381,392	3,017,888	269,533	(135,282)	13,260,559	19,794,090
Cumulative effect of change in accounting policy (Note 2)				(393,473)	246,464	(147,009)

Adjusted balance, beginning of period	3,381,392	3,017,888	269,533	(528,755)	13,507,023	19,647,081
Net income	—	—	—	—	1,810,904	1,810,904
Dividends on common stocks	—	—	—	—	(336,636)	(336,636)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	100	—	100
Changes in other comprehensive income due to redemption of financial liabilities designated as at FVTPL	—	—	—	(4)	4	—
Net gain on valuation of financial assets at FVTOCI	—	—	—	6,795	—	6,795
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—		(1,009)	1,009	—
Gain on foreign currency translation of foreign operations	—	—	—	7,882	—	7,882
Remeasurement loss related to defined benefit plan	—	—	—	(79,639)	—	(79,639)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—
Dividends to hybrid securities	—	—	—	—	(151,194)	(151,194)
Issuance of hybrid securities	—	398,707	—	—	—	398,707
Redemption of hybrid securities	—	(254,632)	—	(368)	—	(255,000)

December 31, 2018(*)	3,381,392	3,161,963	269,533	(386,840)	14,622,952	21,049,000

(*)

The separate statements of changes in equity for the year ended December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate statements of changes in equity for year ended December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018(*)	2017(*)
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,810,904	1,276,112
Adjustment to net income:
Income tax expense	674,727	344,110
Interest income	(8,331,967)	(7,385,721)
Interest expense	3,604,249	2,995,118
Dividend income	(113,467)	(159,603)

	(4,166,458)	(4,206,096)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	58,823	553,204
Loss on valuation of financial instruments at FVTPL	—	6,596
Impairment loss on investments in subsidiaries and associates	241	133,948
Loss on transaction and valuation of derivatives (Held for hedging)	36,488	52,959
Loss on hedged items (fair value hedge)	17,299	—
Loss on provision	10,823	51,510
Retirement benefits	128,447	131,334
Depreciation and amortization	217,074	165,095
Loss on disposal of premises and equipment and other assets	933	1,714
Impairment loss on premises and equipment and other assets	5,933	184

	476,061	1,096,544

Deductions of income not involving cash inflows:
Gain on valuation of financial assets at FVTPL (K-IFRS 1109)	216,135	—
Gain on financial assets at FVTOCI	1,333	—
Gain on AFS financial assets	—	135,003
Gain on disposal of securities at amortized cost	431	—
Gain on transaction and valuation of derivatives (hedging)	9,126	—
Gain on hedged items (fair value hedge)	42,797	53,532
Gain on provisions	1,883	2,357
Gain on disposal of investment in subsidiaries and associates	35,409	9,256
Gain on disposal of premises and equipment and other assets	25,537	12,950
Reversal of impairment loss on premises and equipment and other assets	491	141

	333,142	213,239

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018(*)	2017(*)
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial assets at FVTPL (K-IFRS 1109)	1,232,277	—
Financial assets at FVTPL (K-IFRS 1039)	—	(439,949)
Loans and other financial assets at amortized cost	(11,927,559)	—
Loans and receivables	—	(8,192,223)
Other assets	(23,497)	(21,665)
Deposits due to customers	13,042,027	13,005,112
Provision	7,781	4,788
Net defined benefit liability	(118,735)	(34,946)
Other financial liabilities	6,919,137	(7,675,726)
Other liabilities	45,077	(28,404)

	9,176,508	(3,383,013)

Cash received from(paid for) operating activities:
Interest income received	8,305,699	7,389,513
Interest expense paid	(3,416,210)	(3,013,602)
Dividend received	111,426	153,401
Income tax paid	(464,286)	(343,529)

	4,536,629	4,185,783

Net cash provided by(used in) operating activities	11,500,502	(1,243,909)

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of Financial assets at FVTPL (K-IFRS 1109)	11,918,394	—
Disposal of financial assets at FVTOCI	8,969,290	—
Disposal of AFS financial assets	—	23,119,666
Redemption of securities at amortized cost	9,400,596	—
Redemption of HTM financial assets	—	8,506,982
Disposal of investments in subsidiaries and associates	59,771	26,078
Disposal of premises and equipment	387	7,238
Disposal of intangible assets	2,845	383
Disposal of assets held for sale	73,481	21,681

	30,425,124	31,682,028

Cash out-flows from investing activities:
Acquisition of financial assets at FVTPL (K-IFRS 1109)	12,322,160	—
Acquisition of financial instruments at FVTOCI	12,945,225	—
Acquisition of AFS financial assets	—	19,287,548
Acquisition of securities at amortized cost	15,575,213	—
Acquisition of HTM financial assets	—	11,477,669
Acquisition of investments in subsidiaries and associates	285,140	522,906
Acquisition of investment properties	12,957	3,029
Acquisition of premises and equipment	89,414	134,271
Acquisition of intangible assets	163,877	172,121
Cash outflow related to derivatives for risk hedge	—	13,742

	41,393,986	31,611,286

Net cash provided by(used in) investing activities	(10,968,862)	70,742

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018(*)	2017(*)
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	8,539,312	8,529,590
Issuance of debentures	5,248,047	8,669,476
Issuance of hybrid securities	398,707	559,565

	14,186,066	17,758,631

Cash out-flows for financing activities:
Repayment of borrowings	8,280,546	10,475,855
Repayment of debentures	5,523,518	4,680,520
Dividends paid	336,636	336,636
Redemption of hybrid securities	255,000	1,323,400
Dividends paid on hybrid securities	147,625	177,730

	14,543,325	16,994,141

Net cash provided by(used in) financing activities	(357,259)	764,490

Net increase(decrease) in cash and cash equivalents	174,381	(408,677)
Cash and cash equivalents, beginning of the period	5,328,960	6,104,029
Effects of exchange rate changes on cash and cash equivalents	220,460	(366,392)

Cash and cash equivalents, end of the period (Note 6)	5,723,801	5,328,960

(*)

The separate statement of cash flows for the year ended December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate flows for the year ended December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 8, 2019	By: /s/ Kyong-Hoon Park
(Signature)

	Name:	Kyong-Hoon Park
	Title:	Deputy President